UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: __September 28, 2007__
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets.

On September 28, 2007, Peoples Energy Corporation, a wholly owned subsidiary of Integrys Energy Group, Inc., completed the sale of its oil and natural gas production subsidiary, Peoples Energy Production Company, to El Paso E&P Company, L.P. pursuant to the terms of the previously announced stock purchase agreement dated August 16, 2007. El Paso E&P Company, L.P., a Delaware limited partnership, is a wholly owned subsidiary of El Paso Corporation. Peoples Energy Production Company is active in the acquisition, development and production of oil and natural gas reserves in selected onshore basins in the United States through direct ownership in oil, gas and mineral leases with its primary focus on natural gas. El Paso E&P Company purchased 100% of the equity interest of Peoples Energy Production Company for a cash purchase price of approximately $879.1 million. The purchase price remains subject to typical post closing adjustments.

Although Integrys Energy Group expects to realize an after-tax gain on the sale of approximately $10 million, the ultimate impact on after-tax income will depend on the outcome of various post-closing adjustments.

Net after-tax proceeds are expected to be approximately $630 million, subject to the above-mentioned adjustments, and will be used to reduce short-term debt.

Following the merger of Peoples Energy Corporation into Integrys Energy Group on February 21, 2007, the operations of Peoples Energy Production Company were reported as discontinued operations and the related assets and liabilities as held for sale. The gain on sale will also be reported as a component of income from discontinued operations.

Item 9.01   Financial Statements and Exhibits.

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   Not applicable.

      (d)   Exhibits. The following exhibits are being filed herewith:

            99.1   News Release dated September 28, 2007 reporting Integrys Energy Group, Inc. Completes Sale of Oil and Natural Gas Production Subsidiary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
      Joseph P. O'Leary
      Senior Vice President and
      Chief Financial Officer

Date: September 28, 2007

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated September 28, 2007

Exhibit
Number

99.1   News Release dated September 28, 2007 reporting Integrys Energy Group, Inc. Completes Sale of Oil and Natural Gas Production Subsidiary



Exhibit 99.1

integrys™

Integrys Energy Group, Inc.

For Immediate Release
September 28, 2007

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

NEWS RELEASE

Integrys Energy Group, Inc. Completes Sale of Oil and Natural Gas Production Subsidiary

Chicago, September 28, 2007 – Integrys Energy Group, Inc. (NYSE: TEG) today announced that it has completed the sale of its Houston, Texas, based oil and natural gas production subsidiary to a subsidiary of El Paso Corporation (NYSE: EP).

Initial cash proceeds received by Integrys Energy Group were $879.1 million. Final proceeds are subject to post-closing adjustments.

Net after-tax proceeds are expected to be approximately $630 million, subject to the above-mentioned adjustments, and will be used to reduce short-term debt. The company expects to realize an after-tax gain of approximately $10 million, also subject to post-closing adjustments.

"We are pleased that we were able to complete the sale of our oil and gas production subsidiary, and I commend our team as well as the team at El Paso for their efforts in closing this deal very quickly," said Larry Weyers, President and Chief Executive Officer of Integrys Energy Group. "With this transaction now closed, we have enhanced our financial and business risk profile. We will continue to focus on our core competencies of providing customers with the best value in energy and related services."

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," and other similar words. Forward-looking statements are beyond the ability of Integrys Energy Group to control and, in many cases, Integrys Energy Group cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see Integrys Energy Group's periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.



integrys™

Integrys Energy Group, Inc.

NEWS RELEASE

About Integrys Energy Group, Inc.

Integrys Energy Group, Inc. (NYSE: TEG), headquartered in Chicago, Illinois, is a holding company for energy related subsidiaries, which includes regulated utilities and nonregulated subsidiaries.

The six regulated utilities consist of:

- **The Peoples Gas Light and Coke Company** is a natural gas utility serving more than 840,000 customers in the City of Chicago.
- **Wisconsin Public Service Corporation** is an electric and natural gas utility serving approximately 429,000 electric customers and 312,000 natural gas customers in northeastern Wisconsin and an adjacent portion of Michigan's Upper Peninsula.
- **Minnesota Energy Resources Corporation** is a natural gas utility serving approximately 207,000 customers throughout Minnesota.
- **Michigan Gas Utilities Corporation** is a natural gas utility serving approximately 166,000 customers in lower Michigan.
- **North Shore Gas Company** is a natural gas utility serving approximately 158,000 customers in the northern suburbs of Chicago.
- **Upper Peninsula Power Company** is an electric utility that serves approximately 52,000 customers in Michigan's Upper Peninsula.

The company's principal nonregulated subsidiary is:

- **Integrys Energy Services, Inc.** is a diversified nonregulated energy supply and services company serving commercial, industrial, and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Colorado, Illinois, Maine, Michigan, New York, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. Integrys Energy Services also owns and operates nonregulated electric generation facilities.

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

// END //

Media Hotline: 800-977-2250 — NYSE: TEG

130 East Randolph Drive
Chicago, IL 60601

www.integrysgroup.com